UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: January 30, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

IFRS 15 applied to Orange

Orange Group
Investor Relations



January 30, 2018

IFRS 15
A new standard on revenue



January, 1st 2018

Effective date of the Standard

Applied in full to prior periods

First financial communication : Q1 2018

A joint project

convergence between IFRS and US GAAP

Major impact on Telecommunication sector:

- Subsidized handset
- Contracts longer than one year



Under IFRS 15, revenue recognition is going to be based on the

contract with the customer

…and not on the invoice anymore

5 steps approach

Step	Description
Identify a contract	An agreement between two or more parties that creates enforceable rights and obligations
Identify Performance Obligation	All the goods and services promised to a client with a need to define if they are distinct or not distinct
Calculate the transaction price	The amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to the client
Allocation of the Transaction Price to the Performance Obligation	Allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring promised goods or services to the client
Recognition of revenue when the entity satisfies the performance obligation	Revenue is recognized when the client obtain the control of the performance obligation

Section one
Accounting impacts

Equipment and service revenue

P&L impacts



Play 30Go
Appels illimités
SMS/MMS illimités
34,99 € /mois

Amount (excl. VAT) per month with a 24 month commitment



Price paid by the client: 530€ (excl. VAT)
Cost for Orange: 770€

Before

Revenue corresponded to cash received from the client

→ The invoice



Total price of the contract
n
34.99 €
2
34.99 €
1
34.99 €
Service revenue = invoiced amount
Invoiced amount = 530€
Equipment revenue = 530€
Time (enforceable period)



TOTAL CASH (end of contract) 1369€

After

Revenue corresponds to value received by the client

→ The contract



Total price of the contract
n
24.99 €
2
24.99 €
1
24.99 €
Service revenue
Subsidy = 240€
Invoiced amount = 530€
Equipment revenue = 770€
24,99€ = (34.99€ - (240€/24 months))
Time (enforceable period)



TOTAL CASH (end of contract) 1369€

Customer investment

Balance sheet impacts



Before

Billing

=

Revenue

→ ***Nothing in the balance sheet***

- The equipment revenue is recognized based on billed amount at contract inception
- The service revenue is recognized based on billed amount over the contract period

→ No difference between cash received and revenue recognized

After

Billing

≠

Revenue

→ ***We need to record the gap in the balance sheet***

- Change in the allocation of revenue between equipment and service
- The standalone value of the handset delivered to the client is recognized in equipment revenue at contract inception

→ A contract asset is recognized at inception, corresponding to the amount of the subsidy granted to the client, and will decrease over the enforceable period, as subsidy is recovered through service billing.

Reallocation mechanism

Example of the impacts on P&L



A historical downward trend of subsidy budget will trigger a negative impact on total revenue

The example is based on the following assumption:

- **Subsidies in Y-2 equal to 100**
- **Enforceable period of 20 months (with an equal distribution of annual subsidies per month)**
- **Whatever the year, subsidies granted are recovered as follows: 32% in the 1st year; 56% in the 2nd year and 12% in the 3rd year (Those % represent the average subsidy recovery whether subsidies are granted in January or December of a given year)**

Decreasing subsidies


100
85
74
Y-2
Y-1
Y

Impact on equipment revenue +74

Impact on service revenue: -83,3*

*(100*12%+85*56%+74*32%)*

Total impact on revenue: -9,3

Increasing subsidies


100
115
134
Y-2
Y-1
Y

Impact on equipment revenue +134

Impact on service revenue: -119,3*

*(100*12%+115*56%+134*32%)*

Total impact on revenue: +14,7

Stable subsidies


100
100
100
Y-2
Y-1
Y

Impact on equipment revenue +100

Impact on service revenue: -100*

** (100*12%+100*56%+100*32%)*

Total impact on revenue: 0

Reallocation mechanism

Example of the impacts on balance sheet



The contact asset balance reflects the subsidy policy of the previous periods

The example is based on the following assumption:

- **Subsidy of Y-2 equals to 100**
- **Enforceable period of 20 months (with an equal distribution of annual subsidies per month)**
- **Whatever the year, subsidy granted are recovered as follow: 32% in the 1st year; 56% in the 2nd year and 12% in the 3rd year (Those % represent the average subsidy recovery whether subsidy in granted in January or December of a given year)**

Decrease of subsidies



100
32,0
56,0
12,0
a
Y-2
85
27,2
47,6
b
10,2
Y-1
74
23,7
c
41,4
8,9
Y

Impact on service revenue on year Y: -83,3m = a+b+c

	Y-2	Y-1	Y	TOTAL CONTRACT ASSET
Contract asset amount end of Y-2	68	-	-	
Contract asset amount end of Y-1	12	57,8	-	69,8
Contract asset amount end of Y	0*	10,2	50,3	60,5

-9,3

* When contract asset is equal to 0 it means that there is no more discrepancy between cash collected and revenue recognized

Costs related to contracts

Balance sheet + P&L impacts



Before

Costs expensed as incurred
Or
Costs capitalized

After

Costs of obtaining and costs to fulfill a contract capitalized and expensed over the enforceable period

Before		After
Spread	Access fees	Spread
Recognized	Sales commissions and agent fees (1)	Spread
Recognized	Indirect channel marketing costs	Recognized
Spread	Design, installation, connection cost related to perf. oblig.	Spread

(1) Cost related to a firm contract

→ Spread over the enforceable period

⚑ Recognized at a point in time

Build and run

Balance sheet + P&L impacts



Before

Build revenue corresponded to the percentage of completion by milestones defined in the contract



Amount
Build delivery *
100 K€
100 K€
50K€
50K€
50K€
50K€
50K€
Time (enforceable period in years)
build phase
Run phase
Build milestone invoiced
Run milestone invoiced

After

Cornerstone: Is the Build phase individually distinct from the service?

Distinct: No changes

Not distinct: build and run will be recognized as a single performance obligation over time



Amount
Build delivery *
40 K€ = (100 K€ + 100 K€)/5 years
40 K€
40 K€
40 K€
40 K€
40 K€
50K€
50K€
50K€
50K€
50K€
Time (enforceable period in years)
build phase
Run phase
Part of build revenue
Part of run revenue
* With transfer of control

Non monetary transactions

P&L impacts



Before

Some specific wholesale balanced service agreements with the use of common active equipment qualified as service contracts

→ recognition of revenues and expenses

After

Those few agreements are qualified as non-monetary transactions and are out of the scope of IFRS 15

→ Net recognition of revenues and expenses

Balanced service agreements:
- **Including sharing of active equipment only**
- **Without cash flow movements**

→ Recognition of revenues and expenses separately, for the same amount, as incurred

Revenue	53
Expenses	53
EBITDA	0


53m€
53m€
Orange
Partner

Revenue	0
Expenses	0
EBITDA	0

Under IFRS 15, the same agreements are qualified as non-monetary transactions

→ No recognition of revenues and expenses (i.e accounted on a net basis)

Summary of IFRS 15 impacts per business


Retail
B to B
Wholesale
Equipment and service revenue
Customer investment
Costs related to contracts
Build and run
Non monetary transactions

* B to B includes Mobile enterprise in counties and OBS activities

Our first expected range of impacts



Expected impact on 2016 opening equity of approximately +800M€

Expected revenue impact on a normal course of business with a decreasing trend in subsidies around -100M€

Expected EBITDA impact on a normal course of business with a decreasing trend in subsidies and commission around -130M€

Section two
Impacts on disclosures

Statement of Income

Actual presentation

Revenues
- Mobile services
- Mobile equipment sales
- Fixed services
- Other revenues
- Voice services
- Data services
- IT and integration services
- International Carriers
- Shared services

Entreprise (excl. Mobile): Voice services, Data services, IT and integration services

International carriers & Shared services: International Carriers, Shared services

New presentation

Revenues
- Convergent services
- Mobile services only
- Fixed services only
- Equipment sales
- IT and integration services
- Wholesales revenues
- Other revenues

Before

A presentation based on the nature of revenue



After

A presentation in line with the type of offers

- Fixed and mobile wholesale revenues (including visitor roaming and incoming)
  → *Wholesale revenues*
- Mass Market convergent offers
  → *Convergent services*
- Fixed services Mass market and Enterprise
  → *Fixed services only*
- All equipment sales
  → *Equipment Sales*

Balance sheet



Before

Concept of assets related to contracts with customers did not exist

Assets
…
Total non-current assets
…
Trade receivables
…
Total current assets
Total assets
Equity and liabilities
…
Total equity
…
Total non-current liabilities
…
Trade payables
Deferred income
…
Total current liabilities
Total equity and liabilities
ACTUAL PRESENTATION

After

New lines for assets and liabilities related to contracts with customers

Assets
…
Total non-current assets
…
Trade and other receivables
Assets related to contracts with customers (1)
Total current assets
Total assets
Equity and liabilities
…
Total equity
…
Total non-current liabilities
…
Trade and other payables
Liabilities related to contracts with customers (2)
…
Total current liabilities
Total equity and liabilities
NEW PRESENTATION

(1) Assets related to contracts with customers

- Contract asset
- Costs of obtaining a contract
- Costs to fulfill a contract
- Provision on Contract asset

(2) Liabilities related to contracts with customers

- Anticipated spread of subsidy
- Deferred revenue (Subscription, telephone cards, Loyalty Programs, Connection fees, other)

- The IFRS 15 backlog only highlights customer commitments towards Orange at the closing date and shall not be considered as an indicator of future revenue.
- Given the market practice of contracts without commitment (Broadband contracts and SIMO contracts), the IFRS 15 backlog only reflects a small part of Orange Retail business

The relevant French example

In France: 30% of mobile contracts are in the scope of IFRS 15 Backlog

Backlog



Before

No disclosure of the backlog

After

Compulsory disclosure of the aggregated transaction price allocated to remaining performance obligations

- Only firm contracts will be included in the backlog calculation
- All firm contracts whether they include a subsidy mechanism or not
- Orange will disclose the backlog only for firm contracts that have an initial minimal duration of more than 12 months

Section three
Impacts on KPIs

We will use 3 different ARPO in line with our revenue split

ARPO* Convergent

ARPO* Mobile only

ARPO* Fixed broadband only

With these 3 KPIs, our main revenue streams will be well depicted and understood by the investors



**ARPO: Average Revenue Per Offer*

From Blended Mobile ARPU to Mobile only ARPO…

Let's take an example to illustrate the reconciliation between the 2 indicators :



ARPU Mobile IAS18
32 €
-3,1 €
IFRS 15 impacts
ARPU Mobile IFRS15
28,9 €
-5 €
Restatement of
Visitor roaming
incoming
-1,5 €
Restatement of
Mobile billed service for convergence
+3,1 €
Restatement of IFRS 15 impacts
New
ARPO Mobile only
25,5 €



Section four

Communication time schedule

21st Feb 2018

2017 Full Year results release without IFRS15 impacts

- 2017 full year results and 2016 comparatives without IFRS15 impact
- Guidance provided without IFRS15 impacts for better comparability
- A range of IFRS15 impacts estimates will be disclosed in the notes

Mid-March 2018

Communication of IFRS15 quantitative impacts, historical basis

- Restatement of 2017 results per quarter (revenue and EBITDA per segment) under IFRS15, on historical basis
- Restatement of 2016 FY results (revenue and EBITDA per segment) under IFRS15, on historical basis

Beginning of April 2018

Communication of IFRS15 quantitative impacts, comparable basis

- Full data book restated (2016 FY, and 2017 per quarter)

26th April 2018

Q1 2018 results release under IFRS15

- First quarterly results under IFRS15, with Q1 2017 comparatives
- Results non audited
- No Q1 2018 results under old standards will be provided



Orange Polska on a standalone basis will take different communication options, for comparability purposes, without interfering with Orange Group financial communication

- No comparative figures (2017 and 2016) restated under IFRS15 will be communicated
- During 2018 period, Orange Polska will communicate its financial results under both IFRS15 and the old standard

Q&A

